Exhibit 99.1

Jeffs’ Brands Sells 6.3% of Fort Technology’s Outstanding Shares ; Company to Retain Majority Stake Valued at Approximately $24 Million Valuation

As part of its strategic shift, Company is divesting retail assets to focus on homeland security and advanced technologies

Tel Aviv, Israel, Feb. 23, 2026 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”) – driven solutions, today announced the closing of a share transfer agreement dated December 18, 2025 with institutional investors,  to sell and transfer 714,286 common shares of Fort Technology Inc. (TSXV: FORT) (“Fort”), for a total consideration of CAD $928,571 (approximately CAD $1.3 per share). The shares represent approximately 8.1% of Jeffs’ Brands holdings in Fort and approximately 6.3% of Fort’s outstanding shares.

Following the closing, the Company currently holds a 71.55% equity stake in Fort.

This transaction represents a partial divestment of the Company’s holdings in its majority-owned subsidiary and is expected to provide additional liquidity as the Company continues to execute its strategy to focus on homeland security and advanced technologies.

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company that has recently pivoted into the global homeland security sector through its wholly-owned subsidiary, KeepZone AI Inc., following the entry into the definitive distribution agreement with Scanary Ltd., in December 2025. Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the expected benefits of the partial divestment, the anticipated provision of additional liquidity, and the Company’s strategy and future focus on homeland security and advanced technologies.. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com